

October 25, 2012

Via email
Robert E. Rich, Esq.
Stradling Yocca Carlson & Rauth
660 Newport Center, CA 92660

> **Re:** **Ceradyne, Inc.**
> **Schedule 14D-9**
> **Filed October 15, 2012**
> **File No. 5-37271**

Dear Mr. Rich:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Item 4. The Solicitation or Recommendation, page 10

(b) Background, page 10

1.   The company provided 3M with supplemental material on July 5, 2012 subsequent to the provision of the June 28, 2012 projections. If the information is material to an understanding of the projections referenced in the filing, please revise to disclose such supplemental information.

2.   If material, please supplement your disclosure to describe in greater detail the principal unresolved issues that were discussed between the parties' counsel on September 27, 2012.

3.   Please supplement your disclosure to describe in greater detail any material items presented by the financial advisor to the Board on September 27, including Citi's "market perspectives and financial analysis."

Reasons for Recommendation, page 19

4.   Please supplement your disclosure to clarify the basis for the Board's and their advisors' belief that it was preferable to negotiate on a confidential basis with 3M versus conducting an auction.

5.   We note the Board's belief that as of September 29, 2012, the offer price represented the highest per-share consideration reasonably obtainable. Further clarify the basis for the Board's belief. For example, was this belief premised solely on the advisory opinion received from Citi?

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, the company is responsible for the accuracy and adequacy of the disclosures it has made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        /s/ *Mellissa Campbell Duru*

                                        Mellissa Campbell Duru
                                        Special Counsel
                                        Office of Mergers & Acquisitions